Exhibit 99.1

Eric Weidemann:	Good afternoon and welcome to SPACInsider’s live webinar to discuss the business combination of Property Solutions Acquisition Corporation with Faraday Future. I’m Eric Weidemann with SPACInsider and in a few moments, the management teams of both Property Solutions and Faraday Future will give a brief presentation which will be followed by a Q&A session. Today we have joining us Carsten Breitfeld, Global CEO of Faraday, Zvi Glasman, CFO of Faraday, Prashant Gulati, global partner and Head of Strategy at Faraday, and Aaron Feldman, co-CEO of Property Solutions. You can submit your questions at any time by clicking the Q&A button at the bottom of your Zoom window. With that, I will now hand it over to Aaron to begin. Aaron.

Aaron Feldman:	Thank you, Eric. Good afternoon. I’m Aaron Feldman, co-CEO of Property Solutions Acquisition Corp. I’m really pleased to be with you today to discuss our merger with Faraday Future. A dynamic and rapidly growing electric vehicle and enhanced AI mobility company headquartered in California. I’d especially like to thank Kristi and Eric from SPACInsider for organizing this event. I’m excited for you to hear the story from the Faraday team, but first, a little background. The Property Solutions acquisition team reviewed approximately 65 target companies for PSAC one, since our IPO in early July 2020. We grade our target companies on a number of quantitative and qualitative metrics, including but not limited to quality of team, product positioning, unique and differentiating technology, growth, business plan execution risk, and of course revenue potential. Needless to say, Faraday Future is by far the most exciting company we analyzed. Before passing to Carsten, I want to quickly highlight the investment opportunity with four points.

Aaron Feldman:	One, it all starts with Dr. Carson Breitfeld, Faraday Futures Global CEO. Carsten is somewhat of a legend in the automotive business. Having spent 20 years at BMW, most notably leading the BMW i8 program, followed by five years at BYTON, his own startup electric vehicle company. Carsten is supported by a highly experienced management team with over 300 employees. The engineers and management of this company are first-class with deep automotive and electrification experience. Two, Faraday Futures already invested more than $2 billion into the company and has the intellectual property portfolio of more than 900 patents protecting their proprietary battery propulsion user software technology to show for it. The company’s in the final stages, with over 40 pre-production assets. It is on schedule to start production for flagship vehicle, the FF 91, within 12 months of this transaction closing this quarter. Three, as a car enthusiast, the FF 91 is incredible. 1050 HP, 0-60 in 2.3 seconds and inside technology and user experience that is far superior to any other car, both EV and internal combustion on the market. We expect to exceed the competition across nearly every EV category.

Aaron Feldman:	Lastly, this is an era defining premium brand with a global reach. With seven years of research and development behind it, the work here is largely done. And with this transaction, Faraday Future can begin capturing the growing EV market with an entirely differentiated product. I will now cover the executive summary of our merger agreement before making the introduction to the Faraday team. With a proforma enterprise value of nearly $2.7 billion, this transaction valuation represents a compelling 0.2 times 2024 revenue, and 2.8 times 2024 EBITDA. Existing Faraday shareholders and management will continue to own about 75% of the new NASDAQ listed Faraday Future, which will trade under the ticker FFIE. Including the $795 million raised through the equity pipe and approximately 230 million in PSAC one cash in trust, we expect to deliver more than 725 million of cash proceeds to the company at the time of the business combination in this second quarter 2021.

Aaron Feldman:	This will fully fund the production of Faraday Future’s flagship vehicle, the FF 91, again, in less than 12 months, and allow for the continued development of additional models, including the last model delivery truck. With that it’s my pleasure to turn it over to Dr. Carson Breitfeld, Global CEO of Faraday Future.

Carsten Breitfeld:	Yeah, thanks for the introduction. Hi everybody, this is Carsten speaking. Yeah. Thanks a lot for having us today here, taking time to listen to our story and hopefully we will have a good discussion. I will take you through our story within the next 10 to 15 minutes or so, and yeah, maybe let me start to introduce myself a bit. I have 25 years of experience in this industry. I spent 20 years with BMW, basically doing almost everything you can do in a car company. And my last responsibility was leading the BMW i8 program, and this was much more than just technology on a fascinating car. It was about understanding the future of transportation, new working models, new cultural approaches, working with tech companies. And this was a very exciting time.

Carsten Breitfeld:	Then at five years ago, I changed sides, if you want. I left BMW. I co-founded my own electric car company, BYTON, out of China. And so I learned what it takes to build a company from scratch, a new culture of execution. So I know both sides and I think I really got a deep understanding over the last year, what’s going to happen in this industry. And the short version of it is, it will be disrupted across the whole value chain. Internet and software are meeting the car and this not only leads to new products, but to new business models and business opportunities. So it will not only be about electrification. It will be about personalized user experience for all passengers in the car, digital experience, being connected and so on. And the reason that I eventually joined Faraday Future, is that I think that this company not only will be a very strong player in this area. I think that we at Faraday Future are in a pole position to really drive change.

Carsten Breitfeld:	Now, let me give you a brief overview about the company. It was founded in 2014, moved quite fast at the beginning. It got into some financial restraints and stalled for some time, as you may know. I came in 18 months ago, was a clear target to turn the company around, to stabilize it and bring the first product into production and within this 18 months, I think we achieved a lot. We rebuilt a leadership team with some top leaders from the industry. We were able to retain our top talents, our supply base, and even got some new partners in. We spend a lot of time in developing a business plan, which I would call conservative, but at very low execution risk and to generate an independent view, we brought the EV experts from Roland Berger in to independently stress test our plan and validate, if you want, our technology. And now we are very happy to be in this last leg with the guys from PSAC to move things over the line. And with the proceeds out of this transaction, we will go into full production this in 12 months.

Carsten Breitfeld:	Competitive advantage of Faraday, clearly is technology. We are headquartered in Los Angeles. We run our own production facility in Hanford, California. And in addition, we have been able to secure contract manufacturing capacity with a partner in South Korea, up to 270,000 cars. So this will be enough to deliver our whole business plan. And we are in advanced talks with China local government and with GEELY, for our China market entry. The business plan as of today is based on three different parts and one Smart Last Mile delivery vehicle. Now, as all of you know, every successful story starts with the right team, with the right people. And this is about the experience, about passion and about execution capabilities. And I am proud that I think I can say that I was able to assemble the most capable and experienced team in this industry. Anyone you will see on this chart here has a proven track record delivered before and altogether you see decades of experience in the electric car areas and all the guys are coming from established and very successful companies.

Carsten Breitfeld:	Now let’s discuss the product. We are a technology driven company. We are passionate about technology. We are proud of the products we are creating. Yeah. Especially on our first product, the FF 91. Which we think is a class defining or class redefining a product. So it’s a class defining product for a new high performance luxury electric car, on one hand, but offering a great and unseen in-car user experience for drivers and for passengers on the other. So we are talking about 380 miles of range and 1050 horsepower and 0-60 miles per hour in less than 2.4 seconds, which really, it’s fun if you sit on the driver’s seat. Then it has fast charging and on the other hand, it’s a true mobile connectivity. [inaudible] true mobile connectivity, has an in-car user experience on all seats, a digital in-car user experience, which is unrivaled in the industry. And this is why I call it a smart device on wheels and not so much a car.

Carsten Breitfeld:	Just a side remark here. I’m driving such a car, almost 10 months now, a pre-production car, on almost day-to-day base and I can tell you, it’s an amazing experience. So you’ll get used to it right away and you get addicted to it every day. A little bit more.

Carsten Breitfeld:	Now let’s talk a little bit about technology. We are building our variable platform architecture, but apart from architecture, we have industry leading propulsion technology. We are very strong in internet, autonomous driving and AI, and entering around a very sophisticated manufacturing strategy. So the variable platform architecture can be seen as a flexible skateboard. You can use it for a wide variety of different vehicles, and it’s very easy to scale in wheelbase and better resize and motor powers. And you don’t need major investments to do this kind of adaptions because there’s almost no new validation needed. It’s kind of a really plug and play system, if you want. And this VPA, it’s absolutely unique in the industry. It gives us a huge competitive advantage in speed to market and in cost. And if you look to our technology portfolio, then it has two main parts.

Carsten Breitfeld:	One is industry leading propulsion technology. The other one is connectivity, software and AI. And maybe just to mention the battery technology we are using, it is industry leading when it comes to energy density, which means range, at the end of the day. We use the submerged to liquid cell cooling technology. We have the most compact inverter in the industry and a very compact and high efficient drive unit, which can modularity combine into power [inaudible] of 1050 horsepower. And just to share an independent view, I mentioned Roland Berger before, they verified that FF 91 is market-leading in power to ratio in a battery pack energy density. And as you know, those factors increase range.

Carsten Breitfeld:	Now, on the other hand, it’s connectivity, AI and software. And the simple message is here that the car is a smart device on wheels. It’s a high performance computing platform. We developed an operating system, which allows multiple users to log in. It’s android-based and open architecture, high level of cybersecurity. We offer a complete ecosystem of applications and we are managing the user data for our cloud back-end here based on machine learning to really create a highly personalized user experience.

Carsten Breitfeld:	And finally covering manufacturing. We use a hybrid strategy. So, on one hand, we are running our own plant here in Hanford, California, with an initial capacity of 10,000 units. We do this because I’m deeply convinced that it is important as a car manufacturer to really own and understand your process, to control your production process. This is the only way to ensure quality and stability and understand the cost implications and to enter your product. And on the other hand, we don’t want to invest billions into new plants, into a scaling capacity. And this is why we came up as a contract manufacturing approach to scale volume and have been able to reserve capacity in South Korea up to 270,000 units. South Korea, it’s a good place to do so because there are very low trade tariffs to almost all the countries in the world.

Carsten Breitfeld:	Now, when it comes to product strategy, we are building a top premium brand tier. And the way this works is that you always start from the top. There’s a halo product. First, this is the FF 91 Future I just introduced. So it’s a shiny product. Everybody talks about it. Many people will desire it and almost no one can afford it. This car will compete in the top luxury segment with cars like Maybach, like Bentley, like Rolls Royce. And it is kind of the USP in this segment. And because there is no other electric car, less connected cars from these traditional top luxury brands around by the time of launch. So we will have the very single positioning and we will redefine what top luxury in the car industry means for the future.

Carsten Breitfeld:	Then the next step will be to go one step down. This FF 81 into the segment that Tesla S/X are playing today. It’s still very premium, but a little bit more volume, more affordable, and then the third set that FF 71 to go into the real market, mass market segment, a car starts around $45,000, which we compete this Tesla 3/Y, between others. There’s one interesting side effect here, just to mention. This strategy leads to low volumes at the beginning. I’m talking about 2,400 cars in the first year. And then the volume grows with the introduction of the next models over time, which puts us in a position to very safely implement our production. And because as you know, low volume car production is very easier to implement than a high one. Next chart. So let me briefly touch on the Last Mile Delivery opportunity. And we see a high growth potential for Last Mile Delivery Vehicles. All logistic companies getting under high pressure now to become sustainable. We...

PART 1 OF 4 ENDS [00:15:04]

Carsten Breitfeld:	... high pressure now to become sustainable. And we started a program with one of the big players at the West coast in the US almost a year ago. And I think we really understood what they need. And this is much more than just an electric vehicle. They want purpose-built cars with customizable cargo capacity, with flexible range options, to be prepared, to operate in different areas. They want a integration of their logistics system into the car, into the screens, to assist drivers. And what we found is that our platform, the platform I just introduced, is a perfect base to build such a vehicle. So we created the complete design, it’s ready for going into a prototype phase. And once the FF91 is launched... Which is where I want the team to concentrate on for the next 12 months. And once the FF91 is launched, we are going to make use of this opportunity.

Carsten Breitfeld:	So now on the next chart, this is maybe one of the most important charts of this presentation, here the simple message is almost all the work to launch the FF91 is done. We completed the prototype phase as we completed the pre-production validation, the tooling is more than 90% complete. We have 75% of the production equipment ready, and most of it onsite in Hanford. So the next step now is to go into a PTO production tryout and then launch the production as in 12 months. And I do want to point out again here, that’s a risk in this timing it’s extremely low, because of the fact that we are starting with specific a low volume process, at 2,400 cars in first year.

Carsten Breitfeld:	This is just to give you an idea, this is something like 20% of what a company like BMW would do in a single day, because there is no challenge from a logistics perspective, there is no challenge from a supply chain perspective. There is no challenge from a production process perspective. The final quality will always be assured by a manual process. This is how you do it in low volume production. And this will again put us in a position to safely and at very high quality to launch this initial product and to build the [inaudible].

Carsten Breitfeld:	And now last but not least, I’m getting asked many times. There are so many companies out, a lot of spec transactions going on recently. Why are you different? Why can you win? And where are your competitive advantages? And I think I covered most of them in my presentation already, but let me summarize. Compared to all these companies, we have invested most into technology, at $2 billion, this is way more than anybody else. It created an industry leading platform. We have industry leading propulsion technology and we have the portfolio of AI technology, internet and software, which will be absolutely critical in the future to produce experience, which is very much differentiated from everything else in the market. Then if you look to our production strategy, it’s hybrid, we combined best of two worlds. We combine the benefits of in-house manufacturing, like quality control and process control. We see with an asset light and fast ramp up of the contract manufacturing approach.

Carsten Breitfeld:	And if it look to product, the FF91 is the only ultra luxury EV, offering in the market at this... there’s no competition in this segment. And we de-risk the launch and production process very much so, we will be able to launch it at the very, very low risk within 12 months. Then we have a dual home market strategies that will be at our headquarters and booted in the US here, we are going to build the FF91 here, we are going to launch here. But on the other hand, I spoke about the partnerships in China. We are rooted in China, and so, we have roots and the two largest global EV markets, US and China, which gives us a huge advantage. And then last but not least, if you look to the valuation, then I think that FF represents the most compelling valuation right now, compared to the other partners, and there’s a large upside potential at least this as well, how we thinking. Okay, this would be it from my side. Thanks for your attention and I’m open for any questions.

Eric Weidemann:	All right. Thanks every-

Carsten Breitfeld:	[crosstalk]

Eric Weidemann:	... appreciate it Carsten, thanks for the presentation. Also, thank you, Aaron. We’re now moving to the Q and A portion of the webinar. I’d like to remind all of our viewers that you can submit your question if you haven’t already, by clicking the Q and A button at the bottom of your zoom window. And with that, let’s begin the Q and A. So, you discussed the... Carsten you discussed the Volume projections, a little over 2000 and kind of starting with a low volume strategy at first. So how did you come up with this number to start with and what will help you meet and or exceed that target?

Carsten Breitfeld:	So our whole business plan is built very conservatively, as I mentioned at the beginning. And the logic, how this works is that there is a methodology, very much accepted in the whole industry right now, which every, at least premium car company, would use. And this works in a way that you first of course define your product. You find your product, features, who you want to compete with, so the segments, the future planning, you put a price tag on it. And then the next step is that you identify your addressable market segments, it just basically means you look at the number of cars, which are sold worldwide in this price range at this price point. And then you assume a market share and the market share, we were coming up with is very conservative so, we are talking about 3% here. And then the volumes and outcome of this logic, and this leads to 2,400 and the first year, those 40,000 the next year, then we ramp up to almost 270,000 into the five sheets.

Carsten Breitfeld:	This again is a very conservative plan because what it assumes is, it assumes a market potential will stay like it is from today’s perspective. In reality, I will tell you that I think it will be different. It will be much higher, because what’s going to happen, is that all of you know this, the economies, major economies in the world, discussing bans of gas cars by 2030, or latest 2035. And if you think about 2030, this sounds far away, but from a car industry perspective, it’s not. It is a little more than one generation of cars. And now imagine if people start to think about buying a new car, in two or three years from now. They will carefully consider what they are doing, and because if they invest into a gas car, it might be the last of its kind. And so I was saying that we will see a big shift and this will mean residual values will go down [inaudible].

Carsten Breitfeld:	so I think that in two or three years from now, we will see a way bigger shift than we think today into electric cars. So the market potential will be higher, and we are prepared to deliver these cars if the demand would be higher, because we have a very flexible production strategy which gives us an additional volume, if it would be needed.

Eric Weidemann:	Thank you. You did briefly discuss the B2B Smart Last Mile Delivery strategy, but is there any additional color you could inform our viewers with?

Carsten Breitfeld:	Yeah, as I mentioned, we see a high growth potential in this area. This is nothing which will really drive the priority of brands. Many times, people asking me, why are you doing it? Because, it will not necessarily fit completely with your brand. First of all, I don’t think so, because if you look to companies like Mercedes. Mercedes is building a sprinter on one side of the portfolio and goes all the way down to S class [inaudible]. So if you can integrate this, even into a top premium brand. On the other hand, there is no necessity to really brand test as far either, because it will not be a B2C business, we are only talking about the B2B business and we would be absolutely open to brand these kinds of vehicles under the brand name of our customers.

Carsten Breitfeld:	It’s a business opportunity. We have technology around here, which is ready developed, which is ready to go, which will be a perfect base to be built very competitively, functional wise and cost wise, and this is what we want to do, we are making use of a business opportunity. And the volume situation, which you’ll see in our business plan, again, very, very conservative. And we even pushed it out, I think to 20 beginning of 2024, just due to the reason that I want to concentrate and focus the team at the beginning to launch the FF91 as a first step. And then we are going to focus on this market opportunity.

Eric Weidemann:	So we’re getting a lot of questions about international strategy. Can you discuss more details about plans to expand sales and manufacturing beyond the US specifically in China?

Carsten Breitfeld:	Yeah. So, our market entry strategy is, we are going to launch the US first, shortly after we are going to launch in China, so we are going to export from California to China for the top luxury model. And then the third step will be to go into Europe. Rest of the world, we have some plans, but they are not part of the business plan right now. Again, we did it very conservatively. From a production perspective, but it’s in the business plan right now. It’s our California plant here, 10,000 units per year, can be scaled to 30,000 on the same footprint, and we have the reserved these 270,000 units in South Korea, it’s contract manufacturing, which will be enough to deliver and over deliver our business plan, I wasn’t first time here.

Carsten Breitfeld:	But then as you said, there’s a China aspect on it. If you want to be in China, if you want to be successful in China, then of course you have to be in China, you have to produce in China, at least for the China markets. And this is why we are discussing right now, joint venture approach in China with China local government and with GEELY. We have been able to sign a framework agreement with GEELY, to cooperate and technology and engineering support, and we are also exploring possibilities of using the OEM production service. And so this will give us additional capacity in addition to California, and to South Korea, to upscale the production. And it’s maybe important again, to mention here that this is an upside to the business plan, it’s not part of the current business plan because this was not [inaudible]... by the time we close the business plan.

Carsten Breitfeld:	And another important remark might be that GEELY, Chinese tier one city, we are talking to, have become a minority investor into Faraday because those were participating in the pipe. This joint venture we are creating, we are discussing and we’ll create in China will be managed and controlled by FF [inaudible] and the commercial discussions right now are ongoing, and I cannot disclose more details by now.

Eric Weidemann:	Great, thank you. So, we know that the new car is going to be a very upscale luxury experience, but could you elaborate a little more on how that feels to the driver? You said you spent months driving the car. I think a lot of people here are probably a little jealous. So, if you could just tell us what that user experience is like.

Carsten Breitfeld:	If you look to today’s cars, then these cars are, all of them quite literally, are built for drivers. So it is more or less fun to drive it and then there are seats where you can just sit down and be transported from A to B. And the future will be much more concentrating on user experience in the car, because cars will become part of shared mobility systems, eventually they will drive autonomously and so on. So it will be about user experience and not only for the driver, but for the passengers as well. And these are the two areas we are focusing on, and this is why we call our interior, not interior, but we call it Third Internet Living Space. Huge word, but it describes what you’re seeing, what you feel. So if you sit down on the driver’s seat, then you have 1050 horsepower and the acceleration I was talking about, and it is really fun to drive.

Carsten Breitfeld:	The car is a very low center of gravity because of the huge battery it handles phenomenally, well, it’s just amazing. But if you change your seat, if you go to the passenger seat, or to the rear seat, you have a great in-car user experience, like a Third Internet Living Space after your home and your office. Can give you one example, I use them in many presentations. If you sit at home and you watch a Netflix movie, or your kids are watching a Netflix movie, and then you decide to go out for dinner, you just step into the car and you will take place on the rear seats who uses amazing zero gravity seats to relax. And then you’ll ask the car to find a restaurant for you. And at the same time, your kids could continue to watch their Netflix movie exactly at a location, whether they stopped at home. So, it’s a complete... It is a smart device on wheels, and there’s a complete, seamless integration into your digital world.

Carsten Breitfeld:	So you can entertain yourself. You can work, you can do video conferences, you can work, you can entertain or relax, and it’s a complete different experience than you would have in any other-

PART 2 OF 4 ENDS [00:30:04]

Carsten Breitfeld:	Complete different experience than you would have in any other car, besides the fact that it’s very luxury besides the fact that you have the largest leg room in the industry [inaudible], but a unique and unseen experience for all passengers in the car.

Eric Weidemann:	Great. Thank you. So there’s a lot of proprietary technology in the company, especially in the car. The discussion was there’s hundreds of patents I think 900 patents was mentioned with the company. So there’s a lot of unique technology, specifically in the battery as well was wondering if you could provide a little discussion on some of the finer points on the unique technology and then possibly with the battery too.

Carsten Breitfeld:	So the due to the user experience, I just mentioned that this one thing is the driver’s experience of driving experience. The other thing is in car user experience. We focused exactly on these two areas, and maybe [inaudible] you can bring up the technology slide. We developed industry leading propulsion technology. And if you look a little bit more in detail into the battery, for example, this battery, it’s a very flexible concept. It consists of so-called strings, and you’ll see those yellow boxes are strings. Every string is a battery by its own. They have all the same voltage level. They are connected at parallel and you can combine two, three, four, five, six of them into different battery sizes. And because they are all, every yellow box is a battery you don’t have to touch your PMS. You don’t have to touch the cooling system.

Carsten Breitfeld:	It’s really plug and play, you’re open the enclosure you’re taking output, add another input, and then you change the size of the battery, which gives us a lot of flexibility to come up with different configurations. And then the next thing is we use a submerged, liquid cell cooling technology. So we use standard industry cells, cylindrical 21-700 format like Tesla and others are using now very efficient and cheap to produce, but it’s submerged into a cooling liquid. And this you can think about it like if on a 100 degrees day, you jump into a 60 degrees pool, then you will be cooled down immediately very fast. And the same thing is happening to our cells. And because of that, we can pack them very densely. So we have by far the highest energy density in the industry, because of this technology. The second thing, which allows it to have energy in and out very fast.

Carsten Breitfeld:	So you can build high-performance power trains, and you can charge very fast. Yeah. Because you’re getting energy in principle, it can be as fast as you want, as long as you cool your battery in the right way. So both we are doing here, and this is why this leads to leading battery in technology, which was documented and verified. Like I said before by [inaudible], if it comes to the inverters and it’s an IGBT a design, but it’s a parallel IGBT. So two IGBTs in parallel, and they are controlled by software, which is not an easy thing to do, but it led to a very high efficiency into the most compact design you can think about. And then the drive unit itself, it’s extremely compact motor 350 horsepower. Each inverter is attached to the motor, the gearbox as one.

Carsten Breitfeld:	So not no cables between it. And it’s designed in a way that you easily can combine two or three of them into higher power powertrain units. For example, on this chart, you’ll see a combination of two of these units. It’s two times 350, so it’s a 700 horsepower powertrain, which you would put to the rear axle. And this gives you some functional flexibility. So there’s no differential, for example, because each motor controls one of the wheels and you can do things like torque vectoring, so put more torque on the wheel on the outer part of the curve, which makes a car turning easy and fast, it feels like a much smaller and lighter car. There are mechanical systems in the market I worked with on one of these during my time at BMW which are extremely complex, to make this work on a mechanical base, all this you’ll get for free, and you can just implement it by software.

Carsten Breitfeld:	And this can, you can even sync in a way that these kinds of functionalities can be edited later. You can buy a car without it. Then you can sell it to your customer, the functionality of torque vectoring. And it’s just a download of software, almost like an app. You download it to your car and it works. So this is our powertrain portfolio leading in the industry called a proprietary [inaudible], all developed in-house all protected by patents and entry. We also manufacturer this whole portfolio and then [inaudible] maybe go on the AI slide again. Now this one, just to mention this again, we have to think the highest performance, the highest computing performance, and in the car we developed, we have an interesting detail. Maybe the gateway module will be used to connect the car to the internet. Has three modems on it and it and we can run three different network providers at the same time, and then just switch between them or blends signals over to ensure a reliable, safe, and high quality network connection at any time.

Carsten Breitfeld:	This sounds like a detail, but it’s extremely important if you ever tried to use a single provider, for example, this is your phone here in California, you will see what I’m talking about because you are losing the signal many times. So there’s one example. Then we developed an operating system and this operating system is it’s a multi-user operating system. So multiple users can walk in all recognized by face recognition. It can manage all the digital ecosystem of these users, and you can create different experiences all the way to an individual sound experience on all the passengers seats. You get an individual sound experience. If you have your music or your video on and the guy sitting on the next place to you cannot hear, he has his own sound. So this is really cool. And again, all this technology is developed in house it’s protected by patents, and most of it is manufactured or built to print by suppliers, by our specifications.

Eric Weidemann:	Thanks, Carsten. We’ve got a few questions about the spec as well. So maybe if Aaron can jump in here. But yeah, so few questions here about what was it specifically about Faraday that stood out to pick this company to take public?

Aaron Feldman:	Yeah, absolutely. I mean, it was a number of things I think I certainly tried to highlight those attributes we felt were most compelling and in my introduction, but I will reemphasize the quality of the team. I think listening to Carsten you’ve understood, what we’re so excited about, which is a real conservative and achievable business plan. This is not aspirational. Like some others, I would say the car in product is absolutely unique and differentiated between its design and technology.

Aaron Feldman:	So we’re super excited about seeing the company, get into production, which is kind of the last point, being 12 months from production, with the flagship vehicle, the FF91, and having seven years of research and development behind it, execution risk here is very, very low. And I think when you’re looking at the electric vehicle market from a macro standpoint, certainly, Carsten described some of the things that are happening around the world are providing tailwinds. So that’s very good. It’s a good space to be in. I think, drilling down and looking at the company. This is one with tremendous momentum. And I think between team, products, hybrid manufacturing strategy, truly that global reach and being as close to production as they are, gives us a tremendous amount of confidence in being successful here.

Eric Weidemann:	Thanks Aaron. So we’ve got a couple of questions here about CapEx. So this might be a good question first Zvi. So this manufacturing is going to be very capital intensive. Building out manufacturing capacity going forward will obviously require additional investments. I was just kind of wondering, how you are making your projections on capital intensivity going forward and how you think about that longterm.

Zvi Glasman:	Yeah. If you look at slide number 28, that’s going to give you, well, I don’t know what slide number is here [inaudible]. The next 12 months we expect CapEx at about $377 million that effectively gets our Hanford facility up and running. And that in addition to Hanford, we spend money on testing validation, certification, and other costs. So as you can see, most of the heavy lifting has actually already been done in de-risked. In terms of future capital I think one of the advantages of the models, we have a capital light model, right? We have our own manufacturing facility in Hanford, which is great because it’s important to control your own manufacturing, but then we have the contract manufacturing arranged both South Korean farmer. So kind of the best of both worlds, it is no doubt, a capital intensive business. And over the next couple of years, we’re going to spend a fair bit of capital, but we do think once we prove out what a compelling vehicle this is and start executing, we’ll raise additional capital. Thank you for that for that good question.

Eric Weidemann:	Thanks Zvi. And kind of follow up on that. So raising additional capital, are there, is there enough capacity out there to raise debt or equity, or have you kind of thought about that so far? Or is that kind of something that you think about maybe later on down the road once you get there?

Zvi Glasman:	So the way we think about this as this is some of the most expensive capital we’re going to raise, we think our valuation is compelling. We think once we demonstrate our ability to execute and people experience the vehicle, the cost of capital will go down dramatically. So it’s our plan to again, prove the execution of the model and then raise additional capital over the next several years.

Eric Weidemann:	Got it. Thank you. So there was discussion about the shared autonomous future and how that plays into autonomous vehicles going forward, especially with electric cars and just the entire automotive industry in general. I was just wondering, what is Faraday’s role in this shared autonomous future going forward? And how does that factor into how you’re designing your cars today?

Carsten Breitfe...:	First of all, none of this is part of the business plan when it comes to share business models or to autonomy, this all future and potential upsides, maybe huge upside. The way we look at it is we divide this whole thing into two parts, everything which is up to level three, I would not call autonomous driving because this misleading. I would call it driver assistance. We did a lot of development in this year where we were partnering with Nvidia and we are going to launch a two plus system, let’s say, with FF91, having some level of three functionality in it. Everything which goes beyond, which is level four or level five. I don’t think it’s a good idea for a car company, a company like ours. You can, if you’re too smart, to develop autonomous driving software stacks firewall due to several reasons, first of all, it is a multi-billion dollar investment to do so.

Carsten Breitfeld:	You need tens of millions of miles. You need many people in a lot of time. And secondly, and more importantly, I expect this to become a very highly regulated. There will be no differentiation in between a system A and system B. They just have to be safe. They will have to follow certain regulations. And this is why I expect that we will see only a couple of companies worldwide, maybe two in the US, two in China, one in Europe or so. To providing this kind of software stacks, which they are really validated and mature. Beside this, it’s not just a technical problem. You need, we need a lot of policies and regulations there ethical and legal question still to answer. But this is how I look at it. So the role of a company like Faraday would always be to provide the heart.

Carsten Breitfeld:	So of course, we are going to take care of the sense of technology. We are developing, we having Lidars and the whole way down to total short range radar sensors. And we are focusing on integrating the sensors into the car, which is already a tough job. Yeah. Because you have to make them work on all the environmental conditions. You have to integrate them into your design, which is one of the very challenging tasks, because they always sit in positions that you don’t want them. So this is what we are going to do. So we are going to provide the hardware base. And then once the assistant software stack available from a partner, we are just going to add the software to our car..

Eric Weidemann:	Thanks, Carsten. So we’ve seen a couple SPAC EV infrastructure companies recently go public. ChargePoint being one. So with the charging infrastructure in the United States and elsewhere is partnerships with some of these firms, a priority or something that would move the needle for Faraday’s business, or is that something that essentially is a non-issue for you guys.

Carsten Breitfeld:	So the way we look at it is proprietary.

PART 3 OF 4 ENDS [00:45:04]

Carsten Breitfeld:	So, the way we look at it is proprietary charging infrastructures do not make sense, in the future. At least from my perspective. The charging network should be open for everybody. And there should be a compatibility from a technical standpoint. So, all our cars can use every public charging infrastructure, which is offered. The more challenging point, from a user perspective is that you have to make the user experience simple. Right now, you would need a lot of different cards or ID accounts, to make this happen. And this is what we are going to integrate. So, that our users will have one interface to the charging network. It would go through our FFID. And we are going to, of course, [inaudible] that business relationship with all the charging infrastructure provider, to make this transparent for the customer. So, the customer will use this FFID and we will dispatch and to take care of the business relationships with receivers and providers.

Eric Weidemann:	Great. Thank you. So, right now we have the halo car as the first car in production. And then from there, you move downstream to more mass market, vehicles. Have you thought of your plan to reach consumers in the best way? The marketing plan, most specifically, have you gotten that figured out, and implemented and ready to go once the cars are able to ship?

Carsten Breitfeld:	Yeah, of course. So, the sales model we are going to use is, of course, a direct sales model. So, if you’re going to sell, the contract will be between the company and the customers directly. We have three different sales channels. If you want, just online through the webpage, then we will have a reasonable number of brand [inaudible], which will mainly serve to build the brand to experience it as a touch point for potential customers. And then we have a FF partner owned, network of stores, which act like sales agents based on a commission [inaudible]. And we will have stores in the top 20 cities, in all major markets in the world. And as you know, in the US, around 50% of UV sales are just happening at the West coast here in California. And in China it’s 70% in the five biggest tier one cities. So, it’s very much concentrated, which helps.

Carsten Breitfeld:	We signed and we use the sales partners in the US and in China, to implement the sales models. But from a marketing perspective, our company has a strong consumer electronics and internet background and DNA. So, we are consequently using social media, we are using a key opinion leaders, and we are using this first halo product, which FF 91, to create brand awareness. So, for example, we also plan to hand over a first FF 91 to a first customer nine months after. This will not be a completely homologated car, but of course it will be street legal and safe. But we want to create this halo effect of a key opinion leader, of a celebrity, using this car. And let’s say, showing to the world that there’s a new of its kind around, and this would start as a definition of the brand.

Carsten Breitfeld:	And then we carefully, at the beginning, select our customers. The first 50 to 100 cars will go to special customers who can help to... Who we think will become brand ambassadors and who can help to boost the brand. This creates a huge brand awareness. And I think even companies Tesla did a very good job at the beginning, with the same approach without spending much money in market.

Eric Weidemann:	Thank you. One of your slides that I thought was really interesting was, the slide on the timeline for delivery. So, it looks like Faraday will deliver first vehicle by the end of this year. So, obviously it’s pretty common for a lot of these timelines to get pushed out. I believe Lucid recently pushed out their timeline, Tesla is infamous for pushing out timelines. But it seems the timelines you’ve given are very conservative and a lot of it is de-risked. Is there any color you could add to this conversation, as to how confident you are in the timeline of delivery, and some of the things you’re doing to continue to make those deadlines and develop that going forward?

Carsten Breitfeld:	Yeah, of course. So, my clear commitment is and was, that’d we are going to deliver the first homologated car out of [inaudible] from production to customers within 12 months after funding, after closing of the deal. So, I have to correct your statement a little bit here, it will not be end of the year. It will be 12 months after closing of the deal. Closing of the deal is expected in Q2 of this year. This is my, and our commitment, and we will make this happen. As you said, it’s a conservative approach. You may hear from my accent that I’m German, or your man knows that I’m German. And I’m not only Germany, I’m a German engineer. And the work ethic [inaudible] always would be; under promise and over deliver and not the other way around. This is how we are trained and socialized.

Carsten Breitfeld:	So, we will make this happen. And I think I shared with you, some of the facts here; what we did to de-risk it, it is low volume, all the pre-production work is done. And there’s maybe one interesting detail I can share here; as you know, car production depends very heavily from your supply chain. You need the right parts in the right order, the right quality, at the right time, at the right place. This sounds easy, but if you do very high volume production, it is not. If you do low volume production it’s much easier. But still you are depending, of course, on your suppliers. And what we did here, and when I joined Faraday, the company owed $150 million or more to suppliers. Within the restructuring of the company, this was converted into a vendor trust. So, the suppliers have been secured against some assets of the company. And at the same time they committed to work with us.

Carsten Breitfeld:	But what we have been able to achieve in the preparation of this transaction, that we converted this trust... And this has more than a hundred suppliers in this trust. Into equity. So, they converted the debts into equity. Which is, I think, first time ever in history that this happens because suppliers normally are very reluctant in doing so. Because they are dealing with multiple car customers. But in this case, we could convince them. And this is a very strong bonding now. Yeah. Because for them, this might be a strong upside. Because I expect the stock to trade well. So they will have an upside from it. [inaudible]. And on the other hand, they are our shareholders now. They have a fundamental interest, that this car goes out, and that the company will become successful.

Carsten Breitfeld:	So, this is a very, very strong combination, classical win-win situation. And this is the reason why I am not worried about our supply chain relationship. And this is, again, the base to make this happen. But I think we took all the measures necessary and I’m very confident. And again, myself and the team, we are making the statements here, consciously, that we are able to deliver within time.

Eric Weidemann:	Thank you. I’ve got a few more procedural questions, some more simple questions about the PIPE investors, specifically. Is there a lockup period for the PIPE investors? And then when do you expect the SPAC merger to be completed?

Carsten Breitfeld:	Zvi, could you comment on this part? .

Zvi Glasman:	Yeah. I’m not sure if it’s been publicly disclosed in the [inaudible] private investors. So, I’m not going to comment on that. As far as the close of the transaction, as Carsten mentioned, it’s Q2, that we’re planning for.

Eric Weidemann:	Okay, great. Thank you. So, if we were to reconvene a year from now, what do you think are one to three things that people would likely take as Faraday Future’s biggest accomplishment, within that time?

Carsten Breitfeld:	So, if you talk about a year from now, then the biggest accomplishment will be that our first product will be ready for launch into the market. We will have delivered what we promised, over the next year. If you look then two years from now, you will see that this product will make its way into the market. It will be successful. It will redefine the top, luxury car segment. Potentially, you will see a few more cars sold than we promised before. You will see that our next product, the FF 81, is progressing to be launched 18 months after FF 91. And you will see that the markets are developed when it comes to electric connected cars, the awareness of people, the market potential and the pull in market will get higher and higher over the next years. Much more than many people expected.

Eric Weidemann:	Great. Thank you. So, seeing a few here about regulatory environment. Especially in the States, for example, there’s a lot of talk on additional spending for things like EV infrastructure. And also, spending on R and D for electric vehicles. Do any of these government interventions play into your business? Or how do you think about these things affecting or not affecting your business?

Carsten Breitfeld:	To be honest, I’m not a big fan of government subsidies. They make sense. They make sense to bring technology, to push technology into production, to start a business. But at the end of the day you have to sell your products because people want them. Because they are the best product, you are competitive. And this does not only mean that you are competitive with other electric car companies. This is very funny, I hear many times that people say, “Hey, who are your competitors?” This is Tesla and whatever. Lucid or so. That’s not the point. We are selling and new kind, a new generation of cars. And the competitors are all the car companies out there. The product have to be the better product, it has to beat any combustion engine car, and [inaudible] car today; by functionality.

Carsten Breitfeld:	Yeah. People have to desire it. And it has to add value to them from a functional perspective. They have to be competitive from a price and quality perspective. And that’s it. Yeah. So, of course, what I would expect that the charging infrastructure is developing, and this might need some public investments. China, is a good example how this can be accelerated, very much, and move forward. This is building, let’s say, infrastructure and network, it’s about communication infrastructure. It would be, let’s say, mandatory requirement or necessary base for connected cars and for autonomous driving. But from the product perspective itself, you have to be competitive as a company. This needs a lot of capital to invest into technology development. This is not an easy thing to do it here. And this is coming back to what I said before; one of the reasons that we want to use a capital, and not for building plants right now, but we want to use our capital to invest it into technology and products to really be, and stay leading. Yeah.

Eric Weidemann:	Great. Thank you. So, we’re running on time here. Last question on a lot of people’s minds is, when will consumers be able to test drive the vehicle?

Carsten Breitfeld:	So, we didn’t really announce a timeframe for every consumer. What I can tell you is that we have some cars on the road here, some pre-production prototypes. I’m driving mine since a couple of months. And we are offering test drives, for example, to potential investors here, to everyone who comes here, can get a test drive. To have this publicly ready with vehicles, which need to follow quality standards, this will happen, of course, months before the production starts. But I cannot announce a concrete time frame right now.

Eric Weidemann:	Great. Thanks Carsten. Thanks everyone. With the Faraday and Property Solutions team. Really appreciate your time. Thank you for the engaging conversation and thanks to the audience for sending in these great questions. We will see you next time and everyone have a great day. Thank you.

Carsten Breitfeld:	Thanks for having us.

Zvi Glasman:	Thank you.

Carsten Breitfeld:	Great discussion.

Eric Weidemann:	Thank you everybody. Thank you everybody.

PART 4 OF 4 ENDS [00:59:20]